

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Cynthia Lo Bessette
President
Fidelity Wise Origin Bitcoin Fund
c/o FD Funds Management LLC
245 Summer Street V13E
Boston, MA 02210

> **Re: Fidelity Wise Origin Bitcoin Fund**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 8, 2024**
> **File No. 333-254652**

Dear Cynthia Lo Bessette:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1

General

1. In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

2. We note your revised disclosure in response to comment 1. Please revise to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency.

Risk Factors, page 11

3. Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

<u>Risks Associated with Bitcoin and the Bitcoin Network</u>
<u>Spot markets on which bitcoin trades are relatively new..., page 16</u>

4.   We note your disclosure on page 16 that "[t]o aid in its efforts to identify and combat manipulation, the Exchange has entered into a Surveillance Sharing Agreement with Coinbase to supplement the Exchange's surveillance capabilities." Please revise to remove this statement to the extent it is inaccurate.

<u>Use of Proceeds, page 77</u>

5.   Refer to your revised disclosure in response to comment 4. Please disclose any material terms of your agreements with JSCT, LLC and Cumberland DRW LLC. Please also disclose whether either of these entities is affiliated with or has a material relationship with any of your Authorized Participants or other service providers.

        Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Morrison C. Warren